Morgan Stanley Dean Witter Spectrum Series
Monthly Report
May 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan
Stanley Dean Witter Spectrum Funds as
of May 31, 2001 was as follows:

Funds	N.A.V.			    % change for month
Spectrum Commodity	$  6.71	-3.74%
Spectrum Currency	$11.70	1.91%
Spectrum Global Balanced	$16.25	0.28%
Spectrum Select	$24.18	-0.53%
Spectrum Strategic	$10.48	-0.09%
Spectrum Technical	$16.04	-0.37%

Spectrum Commodity

Spectrum Commodity decreased in value during May primarily
 due to losses recorded in the soft
commodities markets from long cotton futures positions
 as prices declined following a
disappointing report on U.S. cotton consumption and as textile companies close down due to softening demand, the strong U.S. dollar and steep spikes in energy costs. In the energy markets, losses were experienced from long natural gas futures positions as prices moved lower on continued concerns about rising U.S. natural gas inventories and mild weather across the United
States.  In the agricultural markets, losses were
 incurred from long positions in corn and wheat futures as prices decreased on forecasts for wet, cool weather conditions in the U.S. Midwest and on reports of declining demand. In the metals markets, losses were recorded later in the month from long positions in aluminum and copper futures as prices declined as fears were rekindled about the current state of the U.S. economy.
A portion of these losses was offset by gains recorded in the livestock markets from long cattle futures positions as prices moved higher amid an increase in demand.

Spectrum Currency

Spectrum Currency increased in value during
 May primarily due to gains recorded later in the month from short positions in the euro and
 Swiss franc as the value of these European currencies weakened relative to the U.S. dollar following reports of weak European economic data. The euro weakened further after comments by European
 Central Bank officials were seen as playing down the prospect of intervention and signs that the
 European economy was slowing while inflation was rising. A portion of these gains was offset by losses recorded from short positions in the Japanese yen as the value of the yen reversed its previous downward trend and strengthened versus the U.S.
dollar as Japanese investors sold euros for yen,
 which subsequently weighed heavily on the U.S.
dollar.

Spectrum Global Balanced

Spectrum Global Balanced increased in value during May primarily due to gains recorded later in the month from short positions in the euro and
 Swiss franc as the value of these European currencies weakened relative to the U.S. dollar following reports of weak European economic data.
In the agricultural markets, gains were recorded from short positions in corn futures as prices decreased on forecasts for wet, cool weather conditions in the U.S. Midwest and on reports of declining demand. In the energy markets, gains were recorded from short positions in natural gas futures as gas prices declined on continued concerns about rising U.S. natural gas inventories and mild weather across the United States. A portion of these gains was offset by losses recorded in the global stock index futures markets as prices generally moved in an erratic, directionless pattern.

State Street Global Alliance, LLC, a jointly-owned
 subsidiary of State Street Global Advisors
("SSgA"), the investment management arm of State
Street Corp. (NYSE: STT), and the Dutch
pension fund ABP, one of the world's top three largest pension funds, recently formed a new investment advisory firm, SSARIS Advisors, LLC
 ("SSARIS"). Effective June 1, 2001, SSARIS, which will be based in Stamford, CT, has acquired the assets of RXR, Inc. ("RXR"), the investment manager of Morgan Stanley Dean
Witter Spectrum Global Balanced Fund.  State Street
Global Alliance, LLC has taken a majority ownership
 stake of 60% in SSARIS, while the former management team of RXR owns the remaining interest of 40% and will manage the day-to-day business and operations of SSARIS. It is anticipated that SSARIS will begin acting as the
substitute investment manager of Morgan Stanley
 Dean Witter Spectrum Global Balanced Fund as soon as practicable. SSARIS has acquired RXR's trading program, and there is no change of strategy contemplated. Given that the former principals of RXR will continue to oversee the day-to-day operations of SSARIS, and that SSARIS will continue to use RXR's trading program,
Demeter does not expect the change of ownership to
 impact the fund's trading in any significant way.

Spectrum Select

Spectrum Select decreased in value during May primarily due to losses recorded in the global stock index futures markets as prices generally moved in an erratic, directionless pattern on conflicting economic information and investor sentiment. In the metals markets, losses were experienced late in the month from newly established long gold futures positions as gold prices sharply reversed lower, after spiking higher earlier in the month, following the return of more bearish sentiment regarding the outlook for the U.S. economy. A portion of these losses was offset by gains recorded in the currency markets from short positions in the euro and Swiss franc as the value of these European currencies weakened relative to the U.S. dollar following reports of weak
European economic data. In the global interest rate futures markets, profits were recorded from long positions in Japanese interest rate futures as prices rose due to strength caused by the Japanese government's pledge for fiscal reform.
  In the energy markets, gains were recorded from short positions in natural gas futures as gas prices declined on continued concerns about rising
U.S. natural gas inventories and mild weather across the United States.

Spectrum Strategic

Spectrum Strategic decreased in value during May primarily due to losses recorded late in the month in the metals markets from newly established long gold futures positions as gold prices sharply reversed lower, after spiking higher earlier in the month, following the return of more bearish sentiment regarding the outlook for the U.S. economy. In the agricultural markets, losses were experienced from long wheat futures positions as prices declined amid weak global demand.
In the energy markets, losses were incurred late
 in the month from long positions in crude oil futures as prices were weighed down by a climb in inventories. A portion of these losses was offset by gains recorded in the global interest rate futures markets from long positions in short-term U.S. interest rate futures as prices increased after a host of economic data kept alive hopes for a deeper U.S. Federal Reserve interest-rate cut.
  In soft commodities, gains were recorded from long positions in lumber futures as prices increased as Canadian mills continued to slow their shipments of wood into the U.S. In the currency markets, profits were recorded from short positions in the euro and Swiss franc as the value of these European currencies weakened relative to the U.S. dollar following reports of weak
 European economic data.

Spectrum Technical

Spectrum Technical decreased in value during May primarily due to losses recorded late in the month in the metals markets from newly established long gold futures positions as gold prices sharply reversed lower, after spiking higher earlier in the month, following the return of more bearish sentiment regarding the outlook for the U.S. economy. In the global stock index futures markets, losses were experienced as prices generally moved in an erratic, directionless pattern on conflicting economic information and investor sentiment. A portion of these losses was offset by gains recorded in the global interest rate futures markets from long positions in Japanese interest rate futures as prices rose due to strength caused by the Japanese government's pledge for fiscal reform. Additional gains were recorded from short positions in German interest rate futures as bond prices declined following a sharp downturn in the euro and early indications of spiking inflation rates in Germany. In the energy markets, profits were recorded from short positions in natural gas futures as gas prices declined on continued concerns about rising U.S. natural gas inventories and mild weather across the United
States. In the currency markets, gains were recorded from short positions in the euro and Swiss franc as the value of these European currencies weakened relative to the U.S. dollar following reports of weak European economic data.
Offsetting currency losses were recorded from
 short positions in the Japanese yen as the value of the yen reversed its previous downward trend and strengthened versus the U.S. dollar as Japanese investors sold euros for yen, which subsequently weighed heavily on the U.S. dollar.

Should you have any questions concerning this report, please feel free to contact Demeter
Management Corporation at Two World Trade
 Center, 62nd Floor, New York, NY 10048, or your
Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset
Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each Fund.  PAST PERFORMANCE IS NOT
NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds					Year				Return
Spectrum Commodity
					1998				-34.3%
1998	 15.8%
2000 				   3.2%
					2001 (5 months)			 -14.5%

				Inception-to-Date Return:    	               -32.9%
				Annualized Return:	         	               -11.0%
 _____________________________________________________________________________________
Spectrum Currency			2000 (6 months)			 11.7%
					2001 (5 months)			   4.7%

				Inception-to-Date Return:			 17.0%

______________________________________________________________________________________
Spectrum Global Balanced
					1994 (2 months)			 -1.7%
					1995				22.8%
					1996				 -3.6%
					1997				18.2%
1999	16.4%
1999 				  0.7%
					2000 				  0.9%
					2001 (5 months)			 -0.1%

				Inception-to-Date Return:    		 62.5%
				Annualized Return:	         	                 7.7%
 _____________________________________________________________________________________
Spectrum Select
					1991 (5 months)			 31.2%
1992	-14.4%
1993	 41.6%
1994	  -5.1%
1995	 23.6%
1996	   5.3%
1997	   6.2%
1998 				  14.2%
					1999                                                   -7.6%
                				2000 				   7.1%
					2001 (5 months)			   2.6%

				Inception-to-Date Return:			141.8%
				Annualized Return			    9.4%
_____________________________________________________________________________________






Spectrum Strategic
					1994 (2 months)			  0.1%
					1995				10.5%
					1996				 -3.5%
					1997				  0.4%
					1998 			  	  7.8%
					1999                                    	 37.2%
					2000 				-33.1%
					2001 (5 months)			  -1.2%

				Inception-to-Date Return: 			   4.8%
				Annualized Return:			   0.7%
___________________________________________________________________________________________________________

Spectrum Technical
					1994 (2 months)			 -2.2%
					1995				17.6%
					1996				18.3%
					1997				  7.5%
					1998 				 10.2%
					1999                                                   -7.5%
2000	   7.8%
2001 (5 months)			  -0.2%

				Inception-to-Date Return: 			 60.4%
				Annualized Return:		 	   7.5%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended May 31, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency        _     Spectrum Global Balanced
		  Percentage of		Percentage of               Percentage of
		  May 1, 2001		May 1, 2001      		   May 1, 2001
		  Beginning			Beginning	                Beginning
                              Amount	  Net Asset Value    Amount	Net Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %              $             %
REVENUES
Trading profit (loss):
  Realized                    (99,395)	   (0.59)	          -              -            (169,543)       (0.30)
  Net change in unrealized   (479,916)	   (2.85)	       531,067  	    2.19	       398,817	    0.70

  Total Trading Results      (579,311)   (3.44)	       531,067	    2.19	       229,274  	    0.40
Interest Income (Note 2)       50,015	    0.29 	        65,832 	    0.27	       207,945         0.37

  Total Revenues             (529,296)	   (3.15)	       596,899	    2.46	       437,219         0.77

EXPENSES
Brokerage fees (Note 2)        64,467	    0.38	        93,165   	    0.38	       217,919         0.38
Management fees (Notes 2 & 3)  35,036	    0.21   	        40,506 	    0.17   	        59,218         0.11

  Total Expenses               99,503	    0.59	       133,671	    0.55	       277,137         0.49

NET INCOME (LOSS)            (628,799)   (3.74)	       463,228	    1.91	       160,082         0.28

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean Witter	        Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency                     Spectrum Global Balanced     .
	                   Units        Amount    Per Unit     Units        Amount     Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $				    $		 $
Net Asset Value,
 May 1, 2001         2,411,916.222  16,817,385    6.97   2,117,022.139  24,303,747  11.48   3,507,189.296    56,849,128  16.21
Net Income (Loss)           -         (628,799)  (0.26)        -           463,228   0.22           -           160,082   0.04
Redemptions            (38,179.510)   (256,185)   6.71      (6,211.036)    (72,669) 11.70     (39,354.458)     (639,510) 16.25
Subscriptions           19,126.342     128,338    6.71     327,235.437   3,828,655  11.70      72,026.642     1,170,433  16.25

Net Asset Value,
  May 31, 2001       2,392,863.054  16,060,739    6.71   2,438,046.540  28,522,961  11.70   3,539,861.480    57,540,133  16.25

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended May 31, 2001
(Unaudited)

                              Morgan Stanley Dean Witter   Morgan Stanley Dean Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic       _     Spectrum Technical
		  Percentage of		Percentage of                Percentage of
		  May 1, 2001		May 1, 2001                  May 1, 2001
		  Beginning	  		Beginning	                Beginning
                              Amount	  Net Asset Value    Amount	Net Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %              $             %
REVENUES
Trading profit (loss):
  Realized                   (8,030,325)    (3.47)	        956,648        1.33	     (5,114,784)      (1.90)
  Net change in unrealized    8,116,822      3.51	       (622,170)  	   (0.87)  	      5,595,227	    2.08
  Total Trading Results          86,497      0.04	        334,478	    0.46	        480,443	    0.18
Interest Income (Note 2)        668,153      0.29 	        212,452	    0.30	        781,203        0.29
  Total Revenues                754,650      0.33          546,930	    0.76	      1,261,646        0.47

EXPENSES
Brokerage fees (Note 2)       1,398,305      0.61	        433,417   	    0.60	      1,625,023        0.61
Management fees (Notes 2 & 3)   578,608      0.25  	        179,345 	    0.25	        621,959  	    0.23

  Total Expenses              1,976,913      0.86	        612,762 	    0.85	      2,246,982        0.84

NET LOSS                     (1,222,263)    (0.53)         (65,832)	   (0.09)	       (985,336)      (0.37)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean Witter	        Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic                    Spectrum Technical          .
	                   Units        Amount    Per Unit     Units        Amount     Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $				    $		 $
Net Asset Value,
 May 1, 2001         9,521,870.999  231,443,446  24.31   6,840,241.929  71,737,911   10.49  16,704,816.742  268,969,300  16.10
Net Loss                   -         (1,222,263) (0.13)       -            (65,832)  (0.01)         -          (985,336) (0.06)
Redemptions            (68,136.857)  (1,647,549) 24.18     (89,871.324)   (941,851)  10.48    (131,621.895)  (2,111,215) 16.04
Subscriptions          120,329.905    2,909,578  24.18      83,796.134     878,183   10.48     231,723.264    3,716,842  16.04

Net Asset Value,
  May 31, 2001       9,574,064.047  231,483,212  24.18   6,834,166.739  71,608,411   10.48  16,804,918.111  269,589,591  16.04

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity", Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership" or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, Morgan Stanley DW, MS & Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Effective May 1, 2001 Spectrum Select entered into a management agreement with Northfield Trading L.P., ("Northfield") adding Northfield as its fourth trading advisor to the Partnership.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW pays each Partnership interest income on 80% of its average daily "Net Assets" (as defined in the limited partnership agreements) for the month in the case of Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced.
The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such brokerage fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnership. Morgan Stanley DW pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges are paid to Morgan Stanley DW. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

The Partnerships pay brokerage fees to Morgan Stanley DW was described in
Note 1. Spectrum Commodity pays management fees and incentive fees (if applicable) to MSCM. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.
  Northfield Trading L.P.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd.
  Blenheim Investments, Inc.
  Eclipse Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc.

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% of Net Assets on the first day of each month (a 2% annual rate).


The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% of Net Assets allocated to JWH on the first day of each month, 1/12 of 3% of Net Assets allocated to Campbell on the first day of each month, and 1/12 of 4% of Net Assets allocated to Chesapeake on the first day of each month (annual rates of 2%, 3% and 4% respectively).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 17.5% of Partnership's trading profits, as determined from the end of the last period in which an incentive fee was earned.

Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each month.

Spectrum Global Balanced, Spectrum Select and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnerships represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.